Exhibit 99.1

Ayr Wellness Signs Definitive Agreement to Acquire Owner of
Levia Cannabis Infused Seltzers

NEW YORK, September 7, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator (“MSO”), has announced that it has moved to a definitive agreement for its previously announced plan to acquire Cultivauna, LLC, the owner of Levia branded cannabis infused seltzers and water-soluble tinctures.

“Since we first announced our intention to acquire Levia a few weeks ago, we have been thrilled with the feedback we’ve received from customers, friends, investors and industry colleagues about how much they’ve enjoyed the cannabis experience Levia brings. It is a truly unique product that we believe will be game changing to the mainstreaming of cannabis in the U.S. With a formula that provides consistently great flavor and zero calories in an infused beverage experience, we believe Levia has enormous potential as an alcohol alternative. As we finalize our updated national brand portfolio to address all segments and form factors, Levia will, following closing, play a marquee role in each market where we operate, joining our other national brands, Kynd premium flower and Origyn extracts,” said Jonathan Sandelman, CEO of Ayr Wellness.

Ayr intends to purchase 100% of the equity interests of Cultivauna, LLC. The terms of the transaction include $20 million in upfront consideration, made up of up to $10 million in cash with the remainder in stock. An earn-out payment of up to an additional $40 million will be paid in shares based on the achievement of revenue targets in 2022 and 2023.

Levia Cannabis Infused Seltzer is currently available in Massachusetts in three experiences and flavors:

•	“Achieve” Raspberry Lime (Sativa)

•	“Celebrate” Lemon Lime (Hybrid)

•	“Dream” Jam Berry (Indica)

Each flavor is available in 12-ounce slim cans and contains 5 mgs of THC. Levia is also available in water soluble tinctures in the same formulations.

Levia uses a proprietary technology which provides for rapid onset of the effects of THC, typically 15-20 minutes and the effects last up to 3 hours, allowing for a more consistent consumption experience than many edible products.

The acquisition is subject to customary closing conditions and regulatory approvals. The acquisition is expected to close by the end of 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. There can be no assurance that the acquisition of Levia will be completed or, if it does, that it will be successful.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com